UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c),

AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)1

(Amendment No. 2)

AMERICAN RETIREMENT CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

028913101 (CUSIP Number)

April 5, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed::

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 028913101	13G	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mercury Real Estate Advisors LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER —0— 6. SHARED VOTING POWER 4,304,800 7. SOLE DISPOSITIVE POWER —0— 8. SHARED DISPOSITIVE POWER 4,304,800

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,304,800
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.2%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Limited Liability Company

*	All percentage ownership reported in this Amendment No. 2 to Schedule 13G is based on 30,421,079 shares of Common Stock issued and outstanding as of March 2, 2005, as reported by the Issuer (as defined below) in its Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on March 4, 2005.

CUSIP No. 028913101	13G	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mercury Special Situations Fund LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER —0— 6. SHARED VOTING POWER 1,720,562 7. SOLE DISPOSITIVE POWER —0— 8. SHARED DISPOSITIVE POWER 1,720,562

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,720,562
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 028913101	13G	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mercury Special Situations Offshore Fund, Ltd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER —0— 6. SHARED VOTING POWER 1,810,263 7. SOLE DISPOSITIVE POWER —0— 8. SHARED DISPOSITIVE POWER 1,810,263

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,810,263
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.0%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 028913101	13G	Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David R. Jarvis
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER —0— 6. SHARED VOTING POWER 4,304,800 7. SOLE DISPOSITIVE POWER —0— 8. SHARED DISPOSITIVE POWER 4,304,800

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,304,800
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.2%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 028913101	13G	Page 6 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Malcolm F. MacLean IV
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER —0— 6. SHARED VOTING POWER 4,304,800 7. SOLE DISPOSITIVE POWER —0— 8. SHARED DISPOSITIVE POWER 4,304,800

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,304,800
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.2%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 028913101	13G	Page 7 of 11 Pages

Item 1	(a).	Name of Issuer:

The name of the issuer is American Retirement Corporation (the “Issuer”).

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive office is located at 111 Westwood Place, Suite 200, Brentwood, TN 37207.

Item 2	(a).	Name of Person Filing:

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

Item 2	(c).	Citizenship:

Mercury Real Estate Advisors LLC

100 Field Point Road

Greenwich, CT 06830

(Delaware limited liability company)

Mercury Special Situations Fund LP

100 Field Point Road

Greenwich, CT 06830

(Delaware limited partnership)

Mercury Special Situations Offshore Fund, Ltd

Bison Court

P.O. Box 3460 Road Town

Tortola, BVI E9 00000

(British Virgin Islands company)

David R. Jarvis

c/o Mercury Real Estate Advisors LLC

100 Field Point Road

Greenwich, CT 06830

(United States citizen)

Malcolm F. MacLean IV

c/o Mercury Real Estate Advisors LLC

100 Field Point Road

Greenwich, CT 06830

(United States citizen)

Item 2	(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2	(e).	CUSIP Number:

028913101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act.

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act.

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act.

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

	(e)	☐ Investment adviser in accordance with Rule 13d01(b)(1)(ii)(E).

	(f)	☐ Employee benefit plan or endowment fund in accordance with Rule 13d01(b)(1)(ii)(F).

	(g)	☐ Parent holding company, in accordance with Rule 13d-1(b)(1)(ii)(G).

	(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 028913101	13G	Page 8 of 11 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

For Mercury Real Estate Advisors LLC, David R. Jarvis and Malcolm F. MacLean IV:

(a) Amount beneficially owned:

4,304,800 shares of Common Stock

(b) Percent of class:

14.2%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

—0—

(ii) Shared power to vote or to direct the vote:

4,304,800

(iii) Sole power to dispose or to direct the disposition of:

—0—

(iv) Shared power to dispose or to direct the disposition of:

4,304,800

For Mercury Special Situations Fund LP:

(a) Amount beneficially owned:

1,720,562 shares of Common Stock

(b) Percent of class:

5.7%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

—0—

(ii) Shared power to vote or to direct the vote:

1,720,562

(iii) Sole power to dispose or to direct the disposition of:

—0—

(iv) Shared power to dispose or to direct the disposition of:

1,720,562

For Mercury Special Situations Offshore Fund, Ltd:

(a) Amount beneficially owned:

1,810,263 shares of Common Stock

(b) Percent of class:

6.0%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

—0—

(ii) Shared power to vote or to direct the vote:

1,810,263

(iii) Sole power to dispose or to direct the disposition of:

—0—

(iv) Shared power to dispose or to direct the disposition of:

1,810,263

Shares reported herein as beneficially owned by Mercury Real Estate Advisors LLC, David R. Jarvis and Malcolm F. MacLean represent shares held by Mercury Special Situations Fund LP, Mercury Special Situations Offshore Fund, Ltd and certain other entities of which Mercury Real Estate Advisors LLC is the investment adviser. Messrs. Jarvis and MacLean are the managing members of Mercury Real Estate Advisors LLC.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 028913101	13G	Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 15, 2005
Date

MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV
Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

MERCURY SPECIAL SITUATIONS FUND LP

By: Mercury Securities II LLC, its General Partner

/s/ Malcolm F. MacLean IV
Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

MERCURY SPECIAL SITUATIONS OFFSHORE FUND, LTD

/s/ Malcolm F. MacLean IV
Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

DAVID R. JARVIS

/s/ David R. Jarvis
Signature

David R. Jarvis, Individually
Name/Title

MALCOLM F. MACLEAN IV

/s/ Malcolm F. MacLean IV
Signature

Malcolm F. MacLean IV, Individually
Name/Title

CUSIP No. 028913101	13G	Page 10 of 11 Pages

Exhibit 1

AMENDED AND RESTATED JOINT FILING AGREEMENT

This Amended and Restated Joint Filing Agreement, dated as of April 15, 2005, is by and among Mercury Real Estate Advisors LLC, a Delaware limited liability company, Mercury Special Situations Fund LP, a Delaware limited partnership, Mercury Special Situations Offshore Fund, Ltd, a British Virgin Islands company, and David R. Jarvis and Malcolm F. MacLean IV, each an individual (collectively, the “Reporting Persons”).

Each of the Reporting Persons may be required to file with the Securities and Exchange Commission a statement on Schedule 13G with respect to shares of common stock, par value $0.01 per share, of American Retirement Corporation beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons hereby agree to file a single statement on Schedule 13G (and any amendments thereto) on behalf of each of them, and hereby further agree to file this Amended and Restated Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Amended and Restated Joint Filing Agreement may be terminated by any of the Reporting Persons upon one week’s prior written notice or such lesser period of notice as the Reporting Persons may mutually agree.

Executed and delivered as of the date first above written.

MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV
Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

MERCURY SPECIAL SITUATIONS FUND LP

By: Mercury Securities II LLC, its General Partner

/s/ Malcolm F. MacLean IV
Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

CUSIP No. 028913101	13G	Page 11 of 11 Pages

MERCURY SPECIAL SITUATIONS OFFSHORE FUND, LTD

/s/ Malcolm F. MacLean IV
Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

DAVID R. JARVIS

/s/ David R. Jarvis
Signature

David R. Jarvis, Individually
Name/Title

MALCOLM F. MACLEAN IV

/s/ Malcolm F. MacLean IV
Signature

Malcolm F. MacLean IV, Individually
Name/Title